Exhibit 99.1

Press Release Kornit Digital 12 Ha`Amal St., Afek Park, Rosh-Ha`Ayin 4809246, Israel Tel: +972.3.908.5800 www.kornit.com

Kornit Digital to Acquire Tesoma, Enhancing Range of End-to-End Solutions for On-Demand Fashion[x] and Textile Production

Executing on strategic pillar of digitizing production floor with a smart, seamless, and sustainable end-to-end workflow

Investor Contact Andrew G. Backman Global Head of Investor Relations andrew.backman@kornit.com

January 25, 2022, Rosh Ha’ayn, Israel – Kornit Digital Ltd. (NASDAQ: KRNT), a worldwide market leader in sustainable, on-demand, digital fashionx and textile production technologies, announced today that it has entered into a definitive agreement to acquire Lichtenau, Germany-based Tesoma.

Tesoma is globally recognized for the high-quality engineering and performance of its cutting-edge textile curing solutions. Tesoma’s technology and solutions align with Kornit’s strategy to add smart automation capabilities within its innovative sustainable on-demand production solutions, empowering customers to improve productivity, optimize quality, and reduce the total cost of ownership—all in a more sustainable production environment.

“Kornit is writing the operating system for on-demand sustainable fashionx. Digitizing the production floor is a key pillar of our strategy and the acquisition of Tesoma will allow us to continue accelerating on our mission to transform this industry, with innovative and sustainable, never-before-seen, on-demand textile production solutions,” said Ronen Samuel, Kornit Digital Chief Executive Officer. “We’ve been working with Tesoma’s phenomenal engineering team on revolutionary product innovations and unique integration concepts, and I am very excited with our immediate and longer-term roadmap plans.”

“We are excited to join the Kornit team and be an integral part of its journey to transform the fashion and textile industry. As partners, we have been working closely together with Kornit on innovative next-generation solutions and we are enthusiastic to join forces, as one team, and accelerate Kornit’s mission to elevate the industry standard, with intelligent user functionalities and industry 4.0 connectivity,” said Andreas Irmscher, Manager of Design Engineering at Tesoma. “Together, we will heighten the market’s expectations for clean, efficient, automated on-demand production, with a fully integrated solution that yields a superior, brilliant impression every time.”

The acquisition is expected to be completed on or before April 1, 2022, following the satisfactory completion of business transition and integration plans.

About Kornit Digital

Kornit Digital (NASDAQ: KRNT) is a worldwide market leader in sustainable, on-demand, digital fashionx and textile production technologies. The company is writing the operating system for on-demand fashion production with end-to-end solutions including digital printing systems, inks, consumables, software solutions, and an entire global ecosystem that manages workflows and fulfillment. Headquartered in Israel with offices in the USA, Europe, and Asia Pacific, Kornit Digital serves customers in more than 100 countries and states worldwide. To learn more about how Kornit Digital is boldly transforming the world of fashion and textiles, visit www.kornit.com.